August 16, 2019


Via E-Mail

Angelo Bonvino
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

       Re:    Tower International, Inc.
              Schedule TO-C filed July 12, 2019
              Schedule TO-T filed August 15, 2019
              Filed by Autokiniton US Holdings, Inc. et al.
              File No. 5-85712

Dear Mr. Bonvino:

        The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. We have limited our review to the matters identified in our comments below. All defined terms have the same meaning as in the Offer to Purchase included as
Exhibit 99(a)(1)(A)
to the Schedule TO-T.

       Please respond to this letter by revising your Schedule TO and Offer to Purchase, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to the comments, we may have additional comments.

Schedule TO-T

   1. It appears that Autokiniton Global Group, Inc. (AGG) should be included as a bidder on the Schedule TO-T. Parent Autokiniton US Holdings, Inc. is an indirect subsidiary of
      AGG. AGG is an operating company that was a party to the confidentiality agreement entered into in connection with the negotiations resulting in the Merger Agreement.
      AGG is an affiliate of the named bidders, one of which (Tiger Merger Sub) was formed solely to effect the merger. Additional bidder Parent was formed a year ago and does not appear to be an operating company. Finally, the press release filed with your Schedule
 Angelo Bonvino, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
August 16, 2019
Page 2


      TO-C and dated July 12, 2019 identifies AGG as the acquirer. Please revise the Schedule
      TO to include AGG as a bidder.
   2. See our last comment. To the extent that Schedule TO requires additional disclosure as to a new bidder that is not already provided in the Offer to Purchase, please revise to provide.

Miscellaneous, page 61

   3. While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all target security holders, wherever located. See Rule
      14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about these comments.


                                                     Sincerely,

                                                     /s/ Christina Chalk

                                                     Christina Chalk
                                                     Senior Special Counsel
                                                     Office of Mergers and
Acquisitions